Urban Tea, Inc.

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha

People’s Republic of China, 410014

VIA EDGAR

September 9, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Courtney Lindsay

Re:	Urban Tea, Inc.
Registration Statement on Form F-3
Filed September 4, 2020
File No. 333-248615

Dear Ms. Lindsay:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Urban Tea, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on September 11, 2020, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Long Yi
Long Yi Chief Executive Officer